UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number: 0-8483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CERES GROUP, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CERES GROUP, INC.
17800 Royalton Road
Cleveland, Ohio 44136-5197

CERES GROUP, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2003 and 2002 and
Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Board of Trustees
Ceres Group, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in Note B.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Detroit, Michigan June 18, 2004	/s/ KPMG LLP

Report of Independent Registered Public Accounting Firm

Board of Trustees
Ceres Group, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ceres Group, Inc. 401(k) Plan (the Plan) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B, the financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statement referred to above presents fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2002 on the basis of accounting described in Note B.

Cleveland, Ohio June 5, 2003	/s/ Ernst & Young LLP

CERES GROUP, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2003 and 2002

	December 31,
	2003	2002
Assets
Investments held by Massachusetts Mutual Life Insurance Company:
Deposit Administration Group Annuity
Contract #FL-2372 (variable interest rate), at contract value	$7,703,815	$8,118,405
Ceres Group, Inc. Common Stock, at fair value	1,933,159	570,511
Pooled Separate Investment Accounts, at fair value	11,825,447	8,527,827
Participant loans	524,057	562,288

Net assets available for benefits	$21,986,478	$17,779,031

See notes to financial statements.

CERES GROUP, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2003

Additions
Net investment income
Net appreciation in fair value of investments	$3,308,013
Interest and dividends	359,907

Net investment income	3,667,920
Contributions
Employer	539,405
Employee	1,377,131
Rollovers	38,627

Total contributions	1,955,163

Total additions	5,623,083
Deductions
Benefits paid to participants or beneficiaries	1,356,579
Administrative expenses	59,057

Total deductions	1,415,636

Net increase	4,207,447
Net assets available for benefits at beginning of year	17,779,031

Net assets available for benefits at end of year	$21,986,478

See notes to financial statements.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis)
December 31, 2003 and 2002 and
Year Ended December 31, 2003

A. Description of the Plan

The following description provides only general information regarding the Ceres Group, Inc. 401(k) Plan (the Plan). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees of Ceres Group, Inc. and subsidiaries, or Ceres, a public registrant, that are 18 years of age or older are eligible to participate in the Plan commencing the first day of the month following an individual’s month of hire.

Contributions

Participants may make contributions to the Plan through payroll deferrals. Participants can elect to make pre-tax contributions from 1% to 25% (15% prior to June 1, 2002) of their compensation. After-tax contributions were prohibited subsequent to the June 1, 2002 amendment. Ceres will match 50% of the participant’s contributions subject to a maximum of 6% of the participant’s salary (Company Match Contribution). In addition to the Company Match Contribution, Ceres will match 100% of each participant’s contributions (Stock Match Contribution) to the Ceres Group, Inc. Stock Fund (Company Stock Fund), up to a maximum of $1,000 per year provided that the participant agrees that the pre-tax contributions cannot be transferred out of the Company Stock Fund for a minimum of one year (minimum of two years prior to June 1, 2002).

Additionally, Ceres may contribute a Profit Sharing Contribution to the Plan, as determined by the Board of Directors. All eligible, active employees who have worked over 1,000 hours during the plan year and who are employed on the last day of the plan year share in this contribution. Participants who leave employment during the plan year due to retirement, disability or death will also share in the contribution. There was no Profit Sharing Contribution made for the 2003 plan year.

Employees may roll over funds into the Plan from other qualified plans.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

Participant Accounts

     Each participant’s account is credited with the participant’s contributions and allocations of the following:

•	Ceres’ contributions; and

•	Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company Match Contribution, Stock Match Contribution, and Profit Sharing Contribution allocated to the participant’s account becomes vested based upon years of service as follows: 0% vested up to two years, 25% vested after two years, 50% vested after three years, 75% vested after four years, and 100% vested after five years.

Participant Loans

Participants may borrow up to half of their vested account balance. The smallest amount that may be borrowed is $1,000; the largest amount that may be borrowed is the lesser of half of the participant’s vested account balance or $50,000. Loan terms exceeding five years are permitted under the Plan. Participants may only have one outstanding loan at a time. A loan is secured by the balance in the participant’s account and bears interest at the prime lending rate plus 1%.

Payment of Benefits

Upon termination of service, a participant may elect to receive any of the following individual benefit options or in combination with a partial one-sum cash payment:

•	a one-sum cash payment;

•	a deferred annuity;

•	to continue their account until age 70 1/2; or

•	installment payments.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

Upon retirement or disability, a participant may elect to receive various benefit options or in combination with a partial one-sum cash payment:

•	a one-sum cash payment;

•	installment payments;

•	joint and survivor annuity;

•	full cash refund annuity;

•	life annuity with 120 stipulated payments;

•	life annuity; or

•	continued account.

Upon death, the participant’s account will be paid in the form of an annuity, installments or a one-sum cash payment.

Under any of the above circumstances, a participant will receive a one-sum cash payment if the account balance is $5,000 or less.

Investment Options

Upon enrollment in the Plan, participants may direct their participant contributions and any Profit-Sharing Contributions and Company Match Contributions for investment in any of the investment options offered by the Plan. However, there are two exceptions to a participant’s right to exercise investment control as follows:

•	the first $1,000 of before-tax contributions that participants direct for investment in the Company Stock Fund for any particular plan year must remain in the Company Stock Fund for a minimum of one year (two years prior to June 1, 2002) to the extent they continue to be held under the Plan, commencing with the month those before-tax contributions actually are contributed and invested. This restriction does not apply to any investment in the Company Stock Fund, made with before-tax contributions that do not trigger Stock Match Contributions or before-tax contributions in excess of $1,000 that do not trigger a stock match; and

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

•	all Stock Match Contributions, made by the Company because the participant agreed to invest all or a portion of their before-tax contributions in the Company Stock Fund, must remain invested in the Company Stock Fund while held under the Plan.

Plan Termination

Ceres has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be distributed to the participants based on the amounts in their respective accounts.

B. Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. This basis differs from accounting principles generally accepted in the United States of America in that net appreciation (depreciation) in the fair value of investments is recorded currently, certain other income, contributions and related assets are recognized when received rather than as earned, and certain expenses and related liabilities are recognized when paid rather than as incurred.

Valuation of Investments and Related Income

Ceres Group, Inc. Common Stock is valued at the last reported sales price of the stock on the last business day of the plan year. The Massachusetts Mutual Pooled Separate Investment Accounts are valued at the fair value of the underlying investments, as determined by Massachusetts Mutual Life Insurance Company, or Massachusetts Mutual. The Massachusetts Mutual Deposit Administration Group Annuity Contract (DAC) is valued at contract value. Contract value approximates fair value. DAC funds deposited during 2003 were guaranteed to earn 3.0%. DAC funds deposited as of December 31, 2002 were guaranteed to earn 4.25%. The average yield for 2003 was 4.1%. Guaranteed interest rates are determined annually by Massachusetts Mutual.

The aggregate cost of investment sales is the average cost per share or per unit at the time of the sale. Interest income is recorded when credited by Massachusetts Mutual.

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

Use of Estimates

The preparation of financial statements using a modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Investments

Massachusetts Mutual serves as the trustee for certain assets of the Plan with the balance held in trust by Investors Bank & Trust Company of Boston, Massachusetts. During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments
Ceres Group, Inc. Common Stock	$1,243,829
Pooled Separate Accounts	2,064,184

Total	$3,308,013

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

The following tables present individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guarantee Interest Fund	$7,703,815	35.0%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destiny Moderate Fund	3,677,604	16.7%
Ceres Group, Inc. Common Stock	1,933,159	8.8%
Massachusetts Mutual Separate Investment Account A, Core Value Equity Fund (DLB/Berstein)	1,587,052	7.2%
Massachusetts Mutual Separate Investment Account M, Balanced Fund (Babson)	1,182,271	5.4%

	2002
	Current	% of Plan
	Value	Net Assets
Deposit Administration Group Annuity Contract #FL-2372, variable interest rate—Guarantee Interest Fund	$8,118,405	45.7%
Pooled Separate Investment Accounts:
Massachusetts Mutual Separate Investment Account BP, Destiny Moderate Fund	2,938,806	16.5%
Massachusetts Mutual Separate Investment Account A, Core Value Equity Fund (DLB/Berstein)	1,271,270	7.2%
Massachusetts Mutual Separate Investment Account E, Core Bond Fund (Babson)	1,257,930	7.1%

CERES GROUP, INC. 401(k) PLAN
Notes to Financial Statements (Modified Cash Basis) — Continued
December 31, 2003 and 2002 and
Year Ended December 31, 2003

D. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 7, 2000, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code, or the Code, and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and submitted to the Internal Revenue Service for a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

CERES GROUP, INC. 401(k) PLAN
EIN: 34-0970995 Plan Number: 001
Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)
December 31, 2003

		Description of Investment
	Identity of Issue,	Including Maturity Date, Rate	Unit/Shares/
	Borrower,	of Interest, Collateral,	Interest	Current
	Lessor, or Similar Party	Par, or Maturity Value	Rate	Value
*	Massachusetts Mutual Life Insurance Company	Deposit Administration Group Annuity Contract #FL-2372, variable interest rate, Guarantee Interest Fund	3.00-4.25%	$7,703,815
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account M, Balanced Fund (Babson)	3,301	1,182,271
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account A, Core Value Equity Fund (DLB/Berstein)	343	1,587,052
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account E, Core Bond Fund (Babson)	745	973,664
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BC, Destiny Conservative Fund	2,595	513,349
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account I, International Equity Fund (Oppenheimer)	1,815	495,642
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BP, Destiny Moderate Fund	19,597	3,677,604
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BA, Destiny Aggressive Fund	5,268	933,170
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account BE, Destiny Ultra Aggressive Fund	2,968	558,991
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account W8, Equity Growth (Am. Century)	5,071	555,823
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account S, Small Cap Equity (Babson)	455	383,524
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account L, Growth Equity (MFS)	6,021	491,723
*	Massachusetts Mutual Life Insurance Company	Separate Investment Account SZ, Small Co. Growth (Mazama/Allied)	4,185	472,634
*	Ceres Group, Inc.	Ceres Group, Inc. Common Stock	270,268	1,933,159
*	Participant loans	Various maturities	5.00-10.50%	524,057

				$21,986,478

*	Denotes party in interest

See accompanying report of independent registered public accounting firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERES GROUP, INC. 401(k) PLAN
Dated: June 28, 2004	By:	/s/ David I. Vickers
David I. Vickers
Plan Administrator